Exhibit 99.1

Obsidian Energy Announces Change to Board of Directors

CALGARY, June 14, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the resignation of Maureen Cormier Jackson and William (Bill) Friley from the Board of Directors (the “Board”) effective immediately. Mr. Friley joined the Board in 2015 and Ms. Cormier Jackson joined in 2016.

Gordon Ritchie, Chair of the Board, commented “I would like to thank both Maureen and Bill for their invaluable contributions during their respective tenures on Obsidian’s Board; Maureen as Chair of the Human Resource, Governance & Compensation Committee and Bill as Chair of the Operations and Reserves Committee. Both have served with the highest standards of integrity and commitment, playing pivotal roles during what has been a transformational phase for the Company. I wish Maureen and Bill continued success in their future endeavours.”

As a result of their resignations, Mr. Friley and Ms. Cormier Jackson will not stand or be nominated for election to the Board at the Annual and Special Meeting to be held on June 16, 2021 (the “Meeting”). The Board has determined to reduce the number of directors to be elected at the Meeting from eight to six. The six remaining directors identified in the Company’s management information circular and proxy statement dated April 30, 2021 will stand for election at the Meeting.

These events do not affect the validity of the form of proxy or voting instruction form provided to shareholders, or the validity of any proxy or voting instruction form that has already been properly submitted.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com